Exhibit 99.1

ANGHAMI REPORTS FY2025 REVENUE OF $99.3M, UP 27%, ON 3.5M SUBSCRIBERS AND LANDMARK STRATEGIC PARTNERSHIPS

ABU DHABI, UAE – 30 April 2026, Anghami Inc. (NASDAQ: ANGH) (“Anghami”), the leading music and entertainment streaming platform in the MENA region, today announced its consolidated financial results for the year ended December 31, 2025, marked by revenue growth and subscribers reaching 3.5 million with a registered user base now exceeding 130 million, supported by landmark strategic partnerships.

HIGHLIGHTS

●	Revenue increased to $99.3 million in 2025, up 27% from $78.1 million in 2024. Growth came from subscriber gains across OSN+ and Anghami Plus, and the first full-year consolidation of OSN+ (April 1, 2024).

●	Paid Subscribers exceeded 3.5 million across Anghami and OSN+, and registered users crossed 130 million.

●	Warner Bros. Discovery closed its $57 million minority investment in OSN Streaming Limited in March 2025, expanding the content partnership and committing to joint investment in regional original production.

●	Multiple strategic partnerships launched for OSN+ with Noon as well as a regional distribution agreement with talabat and the first-of-its-kind “Epic Bundle” with Shahid and Disney+ in December, delivering strong subscriber traction, high activation rates, and above-average conversion, reinforcing Anghami's expanding distribution and monetization ecosystem.

Commenting on Anghami’s results, Elie Habib, CEO of Anghami, said: “2025 was the first full year of the combined Anghami and OSN+ business, and a year in which the scale of the opportunity became clear. Revenue grew 27% to $99.3 million. Paying subscribers exceeded 3.5 million, and our registered user base crossed 130 million across the MENA region.

We made important progress across the business. We rebuilt the OSN+ platform in-house, launched our first OSN+ Original, expanded strategic distribution partnerships with talabat and Noon, and signed the Epic Bundle with Shahid and Disney+, bringing three leading entertainment platforms into one subscription for the first time in the region. Warner Bros. Discovery’s investment in OSN Streaming Limited reflects confidence in our model, our market position, and the long-term value of premium regional streaming. Our HBO content commitments remain contractual and unchanged.

With a stronger product, a deeper content slate, Ramadan momentum, and early Epic Bundle traction, we enter 2026 focused on scaling revenue, improving unit economics, and converting momentum into sustainable growth."

BUSINESS UPDATE

2025 marked a significant year in Anghami’s evolution as it progressed the integration of OSN+ into its multi-media streaming ecosystem and expanded its content, partnerships, and technology capabilities.

Anghami continued to invest in its proprietary technology, including AI-powered content recommendations, and completed the in-house rebuild of the OSN+ streaming platform, delivering improved performance, 4K capabilities, and full control over the user experience.

In January 2025, OSN+ premiered its original production The Fashionista, reinforcing the platform’s investment in locally relevant content alongside its exclusive HBO catalogue, which includes House of the Dragon, The Last of Us, and Game of Thrones.

In March 2025, Warner Bros. Discovery announced an agreement to acquire a minority stake in OSN Streaming Limited, Anghami’s majority shareholder, investing $57 million. The transaction expands the existing content partnership and includes plans to jointly invest in locally produced content targeting regional audiences.

OSN+ partnerships with talabat and Noon expanded distribution and opened new customer acquisition channels, while high-profile live events including the Amr Diab & Adam Port concert in Abu Dhabi and Nancy Ajram Riyadh Boulevard activation reinforced Anghami's cultural leadership position. Regional conflicts have impacted live events and regional content production; however, Anghami continued to scale its cultural footprint through flagship initiatives such as “Aktar Men Ayya Waqt,” a pan-Arab collaboration uniting leading artists across the region, alongside a focused Ramadan content strategy that delivered resilient engagement and outperformed industry trends that typically see lower metrics during the period.

As the year drew to a close, OSN+ launched the “Epic Bundle”, a first-of-its-kind bundled subscription with Shahid and Disney+, bringing all three platforms together under a single plan and broadening content access for consumers.

Anghami also continued to expand its telco partnership ecosystem in 2025, maintaining integrations with 45 telco operators across the MENA region. Telco partnerships serve as a dual-purpose growth lever by facilitating frictionless subscription payments, helping Anghami maintain one of the highest paying conversion rates among music streaming services in the MENA region, while also providing a significant marketing channel through co-branded campaigns and data bundle offerings.

From a financial perspective, revenue increased to $99.3 million in 2025, from $78.1 million in 2024, driven by subscriber growth across Anghami Plus and OSN+ and the first full-year contribution from the OSN+ video streaming segment which was consolidated from 1 April 2024. Profitability was impacted by the fixed video content licensing fees reflecting the full 12 month impact compared to 2024.

During 2025 and early 2026, the Company strengthened its Board of Directors with the appointments of Bassil Almouallimi (SRMG), James Cooke (Warner Bros. Discovery), Moustapha Chami (KIPCO), and Eman Al Awadhi (KIPCO).

OUTLOOK

Anghami is positioned to capitalize on continued growth in digital entertainment demand across the MENA region. The Company’s platform-led partnerships enhance distribution, content access and audience reach, further differentiating Anghami within an increasingly competitive streaming market.

Strategic collaborations with leading regional and global platforms, including Shahid, Disney+, talabat, and the expanded Warner Bros. Discovery relationship, are expected to remain key growth drivers. The content lineup is set to remain exceptional throughout the year, featuring highly anticipated global releases and returning flagship series. This includes A Knight of the Seven Kingdoms, Euphoria Season 3, Season 2 of The Pitt, which has emerged as one of the most widely watched series globally, and Season 4 of FROM. This is further reinforced by upcoming seasons of The House of the Dragon and a robust pipeline of award-winning and globally successful films, including major 2025 theatrical releases such as Sinners, Superman, and other leading box office titles.

Building on this early traction, Anghami aims to scale embedded and bundled distribution models to support more efficient user acquisition and deeper engagement across its core markets.

Management remains focused on balancing growth with operational discipline, as continued investment in platform capabilities, reshaping content acquisition costs, advertising optimization and partner integrations support scale benefits over time. As these initiatives mature, Anghami aims to drive improved monetization and stronger operating leverage across its digital entertainment platform that will lead to material unit economics improvements in 2026.

Anghami’s annual report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2025 was filed today with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at https://www.anghami.com/investors.

ENDS

About Anghami Inc. (NASDAQ: ANGH)

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa (“MENA”) region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services, and more.

With a user base exceeding 130 million registered users and over 3.5 million paid subscribers, Anghami has partnered with 45 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com. Any questions for the Investors Relations Department can be emailed to IR@anghami.com or anghami@apcoworldwide.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “position,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “transform,” “commitment” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These statements include those related to the effect of the OSN+ integration, Warner Bros. Discovery investment in OSN Streaming, other new partnerships and collaborations, and future growth. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against Anghami; wars, conflicts and political instability; foreign exchange fluctuations, changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s fiscal 2025 annual report on Form 20-F filed with the SEC on April 30, 2026, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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